SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Kim Sinatra

Executive Vice President and General Counsel

Wynn Resorts, Limited

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 770-2112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 13 hereby amends and supplements the Schedule 13D filed by Mr. Wynn with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On February 6, 2018, Wynn Resorts, Limited (the “Company”) issued a press release (the “Press Release”) announcing that the Company’s Board of Directors (the “Board”) accepted the resignation of Mr. Wynn as the Company’s Chief Executive Officer and Chairman of the Board. This description of the Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the Press Release, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release of the Company, dated February 6, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on February 7, 2018 by Wynn Resorts, Limited).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

WYNN FAMILY LIMITED PARTNERSHIP By: Wynn GP, LLC, its general partner By: Stephen A. Wynn Revocable Trust U/D/T/ Dated June 24, 2010, its manager

/s/ Stephen A. Wynn
By: Stephen A. Wynn Title: Trustee